Exhibit 99.1

Press Release

For your business and technology editors

ABB shareholders re-elect board of directors

Zurich, Switzerland, May 12, 2005 – ABB shareholders approved the re-election of the board of directors for a further one-year term of office, at the group’s annual general meeting today.

Shareholders overwhelmingly voted in favor of reappointing the board, which is made up of eight members from six countries.

The shareholders also overwhelmingly approved other items on the agenda, including the annual report, the consolidated financial statements and the annual financial statements for 2004.

A total of 1,030 shareholders attended the annual general meeting, representing 47,9 percent of the total share capital entitled to vote.

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employs about 102,000 people.

For more information please contact:

Media Relations:	Investor Relations:
ABB Corporate Communications, Zurich	Switzerland: Tel. +41 43 317 3804
Thomas Schmidt, Wolfram Eberhardt	Sweden: Tel. +46 21 325 719
Tel: +41 43 317 6568	USA: Tel. + 1 203 750 7743
Fax: +41 43 317 7958	investor.relations@ch.abb.com
media.relations@ch.abb.com